Exhibit 99.2

RAGING CAPITAL FUND, LP
254 Witherspoon Street
Princeton, New Jersey 08542

November 2, 2011

Robert L. Lerner
c/o DPT Capital Management, LLC
213 Nassau Street
Princeton, New Jersey 08542

Re:           Resource America, Inc.

Dear Bob:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Resource America, Inc. (the “Company”) in connection with the proxy solicitation that Raging Capital Fund, LP and its affiliates (collectively, the “Raging Capital Group”) is considering undertaking to nominate and elect directors at the Company’s 2012 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter will set forth the terms of our agreement.

The members of the Raging Capital Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Raging Capital Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Raging Capital Group), or material breach of the terms of this letter agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Raging Capital Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Raging Capital Group shall not relieve us from any liability which we may have on account of this letter agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, the Raging Capital Group will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  The Raging Capital Group may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, the Raging Capital Group shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Raging Capital Group’s prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of the Raging Capital Group, which consent will not be unreasonably withheld.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

ACCEPTED AND AGREED:

/s/ Robert L. Lerner
ROBERT L. LERNER